05037032

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Marathon Financial Group, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 S. La Salle Suite 201
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Vaille 312-786-5961
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

4460 Franklin Ave. (Address) Western Springs, (City) IL (State) 60558 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Vaile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Marathon Financial Group, Inc, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

OFFICIAL SEAL
JOHN J KIELY
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXP. OCT. 14,2006

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARATHON FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

December 31, 2004

Marathon Financial Group, Inc.
Annual Report
For the Year Ended December 31, 2004

Table of Contents

Robert Cooper & Company CPAs P.C.
401 S. La Salle Suite 606
Chicago, Illinois 60605
312-786-5960
Fax: 312-786-5963

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Board of Directors :
Marathon Financial Group, Inc.

We have audited the accompanying statement of financial condition of **Marathon Financial Group, Inc.** as of December 31, 2004 , and the related statements of income, changes in stockholders equity, and cash flows for the year ending December 31, 2004. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Marathon Financial Group, Inc.** as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPA's PC
February 20, 2005

Marathon Financial Group, Inc..
Statement of Financial Condition
December 31, 2004

ASSETS

Cash	$	51,441
Loans to shareholders		48,165
Total Assets	$	99,606

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Income taxes payable	$	7,978
Management fee payable		0
		7,978
Stockholders Equity		
Common Stock - no par value		
10,000 shares authorized 1,000		
issued and outstanding		1,000
Additional Paid in Capital		11,000
Retained earnings		79,628
		91,628
Total liabilities and stockholders equity	$	99,606
		(0)

The accompanying notes should be read in conjunction with the financial statements

Marathon Financial Group, Inc..
Statement of Income
For the Year Ended December 31, 2004

REVENUES		
Commissions	$	510,284
Interest and Dividends		43,872
Total Revenues		554,156
EXPENSES		
Commissions and fees		0
Other cash tax expense		3,861
Insurance and other fees		7,132
Management fee		512,000
Total Expenses		522,993
Net profit before provision of income taxes		31,163
Federal Income tax provision		5,796
State tax provision		2,181
Net Income for year	$	23,185

The accompanying notes should be read in conjunction with the financial statements

Marathon Financial Group, Inc..
Statement of Changes of Owner's Equity
For the Year Ended December 31, 2004

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balances				
January 1, 2004	$1,000	$11,000	$56,443	$68,443
Distributions			0	0
Net Income for year			23,185	23,185
December 31, 2004	$1,000	$11,000	$79,628	$91,628

The accompanying notes should be read in conjunction with the financial statements

Marathon Financial Group, Inc..
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities

Net Income	$	23,185
Items not effecting cash		
Amortization		0
Adjustments to reconcile net income to net cash used in operating activities		
Increase in accounts receivable		(48,165)
Increase in taxes payables		300
Increase in management fee payables		(33,137)
Net cash used in operating activities		(57,817)
Increase in Cash	$	(57,817)
Cash, beginning of year		109,258
Cash at end of year	$	51,441

No interest expense was paid during the year.

The accompanying notes should be read in conjunction with the financial statements

MARATHON FINANCIAL GROUP, INC.
(An Illinois Corporation)
Notes to Financial Statements
December 31, 2004

1. COMPANY ORGANIZATION

Marathon Financial Group, Inc. (The Company) was incorporated under the laws of the State of Illinois on August 30, 1996. Marathon Financial Group, Inc. is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the NASD. Marathon Financial Group, Inc. was formed for the primary purpose of engaging in proprietary trading and executing securities transactions for others for a commission. They do not trade for their own account nor do they hold positions or hold customers funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from brokers and dealers

Receivables from brokers and dealers represent primarily cash held on deposit.

3. INCOME TAXES

At December 31, 2004, the Company had taxable income in the amount of 31,163. The statutory corporate federal rate for income up to $ 25,000 is 15%. The Illinois corporate rate is 7% of taxable income. Federal Income and state taxes payable totaled 7,976.

4. NET CAPITAL REQUIREMENTS

As a registered NASD broker-dealer, Marathon Financial Group, Inc. is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Marathon Financial Group, Inc. is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2004, had $43,464 of net capital which was $38,464 in excess of the required minimum net capital.

5. RELATED PARTIES

The Company pays a management fee to Vaile Financial Group, Inc to pay for operating expenses. During the year the amount paid to Vaile Financial Group was 512,000.

6. SUBSEQUENT EVENTS

Nothing to report.

SCHEDULE I

Marathon Financial Group, Inc..
Computation of Net capital Under 15C 3-1
of the Securities and Exchange Commission
December 31, 2004

Total stockholder's equity	$ 91,628
Unallowable assets	48,165
Haircut's required	0
Net Capital	43,464
Minimum net capital requirement	5,000
Excess Net capital	$ 38,464
Excess net capital at 1000%	$ 42,666

The accompanying notes should be read in
conjunction with the financial statements

SCHEDULE I

Marathon Financial Group, Inc..
Computation of Net capital Under 15C 3-1 (continued)
of the Securities and Exchange Commission
December 31, 2004

OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Management fee payable	$	0
Taxes payable		7,978
	$	7,978

Ratio: Aggregate Indebtedness
to Net Capital

18.3549%
to 1

Statement pursuant to paragraph (d) (4) of rule 17a-5:
There are no material differences between the amount presented in the computation of net capital as above and teh amount as reported in the Company's unaudited Part IIA FOCUS report as of December 31, 2004.

The accompanying notes should be read in
conjunction with the financial statements

MARATHON FINANCIAL GROUP, INC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2004

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: Marathon Financial Group, Inc., is exempt from Rule 15c3-3, as it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPAs P.C.
401 S. La Salle Suite 606
Chicago, Illinois 60605
312-786-5960
Fax: 312-786-5963

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board or Directors:
Marathon Financial Group, Inc.

In planning and performing our audit of the financial statements of **Marathon Financial Group, Inc.**, for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Marathon Financial Group, Inc.** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following. (1) in making the quarterly securities examinations, counts, verifications and comparisons, and (2) recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System;

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the officers of the Company informed me that they exercises close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

Robert Cooper & Company CPA's P.C.
February 20, 2005